UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act Of 1934
(Amendment No. 3)*

____________________

JD.com, Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class Securities)

47215P106

(CUSIP Number)**

____________________

Tencent Holdings Limited
29/F Three Pacific Place
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

____________________

June 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, each representing two Class A ordinary shares, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 47215P106

1.	NAME OF REPORTING PERSON HUANG RIVER INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 527,207,099[1]
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 527,207,099[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,207,099[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% of total outstanding Ordinary Shares and 20.0% of total outstanding Class A Shares[2]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	The Class A Shares beneficially owned by the Reporting Person also include 19,950,000 Class A Shares borrowed by Merrill Lynch International from Huang River pursuant to a borrowing arrangement between them in connection with the June 2020 Global Offering (as defined below) to facilitate the settlement of over-allocations. Merrill Lynch International is obligated to return such Class A Shares to Huang River on or before the sixth business day following the earlier of (i) the last day on which the underwriters’ option (the “Overallotment Option”) to purchase additional shares from JD.com, Inc. (the “Issuer”) in connection with the June 2020 Global Offering may be exercised and (ii) the day on which the Overallotment Option is exercised in full.

[2]	Calculation is based on 3,090,371,009 outstanding Ordinary Shares (as defined below), comprising (i) 2,506,489,928 Class A Shares issued and outstanding as of May 29, 2020, (ii) 133,000,000 Class A Shares offered and sold as part of a global offering by the Issuer completed in June 2020 (the “June 2020 Global Offering”), and (iii) 450,881,081 Class B ordinary shares, par value US$0.00002 per share (“Class B Shares” and collectively with Class A Shares, the “Ordinary Shares”), issued and outstanding as of May 29, 2020, in each case, as disclosed in the final prospectus supplement dated June 11, 2020 (the “June 2020 Final Prospectus”) to the base prospectus included in the registration statement on Form F-3 filed by the Issuer on June 3, 2020 in connection with the June 2020 Global Offering. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 527,207,099 Class A Shares beneficially owned by the Reporting Person represent approximately 17.1% of the total outstanding Ordinary Shares, approximately 20.0% of the total outstanding Class A Shares and approximately 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 47215P106

1.	NAME OF REPORTING PERSON TENCENT HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 527,207,099[1]
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 527,207,099[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,207,099[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% of total outstanding Ordinary Shares and 20.0% of total outstanding Class A Shares[2]
14.	TYPE OF REPORTING PERSON (See Instructions) HC

[1]	Includes 527,207,099 Class A Shares held by Huang River, a wholly owned subsidiary of Tencent Holdings Limited, including 29,895,820 Class A Shares represented by 14,947,910 ADSs held by Huang River.

The Class A Shares beneficially owned by the Reporting Person include 19,950,000 Class A Shares borrowed by Merrill Lynch International from Huang River pursuant to a borrowing arrangement entered into by and between Merrill Lynch International and Huang River in connection with the June 2020 Global Offering to facilitate the settlement of over-allocations. Merrill Lynch International is obligated to return such Class A Shares to Huang River on or before the sixth business day following the earlier of (i) the last day on which the Overallotment Option may be exercised and (ii) the day on which the Overallotment Option is exercised in full.

[2]	Calculation is based on 3,090,371,009 outstanding Ordinary Shares (as defined below), comprising (i) 2,506,489,928 Class A Shares issued and outstanding as of May 29, 2020, (ii) 133,000,000 Class A Shares offered and sold in the June 2020 Global Offering, and (iii) 450,881,081 Class B Shares issued and outstanding as of May 29, 2020, in each case, as disclosed in the June 2020 Final Prospectus. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 527,207,099 Class A Shares beneficially owned by the Reporting Person represent approximately 17.1% of the total outstanding Ordinary Shares, approximately 20.0% of the total outstanding Class A Shares and approximately 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 filed on August 19, 2016 and Amendment No. 2 filed on May 15, 2019 (the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and Huang River Investment Limited, a British Virgin Islands company wholly owned by Tencent (“Huang River” and together with Tencent, the “Reporting Persons”), in respect of the Class A ordinary shares, par value US$0.00002 per share (the “Class A Shares”) of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in the Amendment No. 3 but not defined herein shall have the meanings ascribed to them in the Statement.

Item 1. Security and Issuer

The second paragraph of Item 1 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer’s American depositary shares (the “ADSs”), each representing two Class A Shares, are listed on the NASDAQ Global Select Market under the symbol “JD.” The Reporting Persons beneficially own 527,207,099 Class A Shares (including 14,947,910 ADSs representing 29,895,820 Class A Shares).

Item 2. Identity and Background

Appendix A to the Statement is hereby amended and restated in its entirety by Appendix A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

On May 27, 2020, the Issuer issued and sold to Huang River, and Huang River purchased from the Issuer, 2,938,584 Class A Shares at a consideration of US$68.16 million in cash pursuant to the May 2019 Subscription Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a)–(b) of the Statement are hereby amended and restated in its entirety as follows:

(a)–(b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 527,207,099 Class A Shares (including 14,947,910 ADSs representing 29,895,820 Class A Shares), representing approximately 17.1% of the total outstanding Ordinary Shares and approximately 20.0% of the total outstanding Class A Shares.

The Class A Shares beneficially owned by the Reporting Persons include 19,950,000 Class A Shares borrowed by Merrill Lynch International from Huang River pursuant to a borrowing arrangement entered into by and between Merrill Lynch International and Huang River in connection with the global offering of Class A Shares by the Issuer completed in June 2020 (the “June 2020 Global Offering”) to facilitate the settlement of over-allocations. Merrill Lynch International is obligated to return such Class A Shares to Huang River on or before the sixth business day following the earlier of (i) the last day on which the underwriters’ option (the “Overallotment Option”) to purchase additional shares from JD.com, Inc. (the “Issuer”) in connection with the June 2020 Global Offering may be exercised and (ii) the day on which the Overallotment Option is exercised in full.

The above calculation is based on 3,090,371,009 outstanding Ordinary Shares, comprising (i) 2,506,489,928 Class A Shares issued and outstanding as of May 29, 2020, (ii) 133,000,000 Class A Shares offered and sold in the June 2020 Global Offering, and (iii) 450,881,081 Class B Shares issued and outstanding as of May 29, 2020, in each case, as disclosed in the final prospectus supplement dated June 11, 2020 (the “June 2020 Final Prospectus”) to the base prospectus included in the registration statement on Form F-3 filed by the Issuer on June 3, 2020 in connection with the June 2020 Global Offering. Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to twenty votes per share, when voting together as one class on all matters subject to shareholder vote. Based on the foregoing, the 527,207,099 Class A Shares beneficially owned by the Reporting Person represent approximately 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

Pursuant to the May 2019 Subscription Agreement, the Issuer will issue to Huang River certain number of Class A Shares at then prevailing market prices at a consideration of US$68.16 million payable in cash at the third closing under the May 2019 Subscription Agreement, which will take place on May 27, 2021 unless otherwise agreed.

Except as set forth in this Item 5(a) and (b), to the best of knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) On May 27, 2020, the Issuer issued and sold to Huang River, and Huang River purchased from the Issuer, 2,938,584 Class A Shares at a consideration of US$68.16 million in cash pursuant to the May 2019 Subscription Agreement.

On June 10, 2020, Huang River entered into a stock borrowing agreement with Merrill Lynch International, pursuant to which Merrill Lynch International borrowed 19,950,000 Class A Shares from Huang River to facilitate the settlement of over-allocations in the June 2020 Global Offering. Merrill Lynch International is obligated to return such Class A Shares to Huang River on or before the sixth business day following the earlier of (i) the last day on which the underwriters’ Overallotment Option in the June 2020 Global Offering may be exercised and (ii) the day on which the Overallotment Option is exercised in full.

Other than the transactions described in Item 5(c) of this Statement, there have been no transactions in the Ordinary Shares by the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A hereto during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by inserting the following paragraphs at the end of Item 6:

June 2020 Global Offering: June 2020 Lock-Up Undertakings and Stock Borrowing Arrangement

On June 4, 2020, Huang River entered into a deed of lock-up undertakings (the “June 2020 Lock-Up Undertakings”) with the joint sponsors in the June 2020 Global Offering and agreed that, subject to certain exceptions, during the period commencing on the price determination date (i.e., June 11, 2020) and ending on, and including, the date that is 90 days after the price determination date, it will not, without the prior written consent of such joint sponsors on behalf of the underwriters in the June 2020 Global Offering, directly or indirectly: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares or ADSs, or any securities convertible into or exchangeable or exercisable for any shares or ADSs, owned as at the price determination date directly by it (including holding as custodian) or with respect to which it has beneficial ownership (collectively, the “Tencent Lock-Up Securities”), (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Tencent Lock-Up Securities, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, provided that it may make announcements with respect to any transfer of, or intention to transfer, the Tencent Lock-Up Securities to an entity that is directly or indirectly wholly-owned by Tencent (a “Tencent Group Member”) if such transfer is not a disposition for value received from an entity or other person that is not a Tencent Group Member, in each case, subject to the exceptions provided in the June 2020 Lock-Up Undertakings.

On June 10, 2020, Huang River entered into a stock borrowing agreement with Merrill Lynch International, pursuant to which Merrill Lynch International borrowed 19,950,000 Class A Shares from Huang River to facilitate the settlement of over-allocations in the June 2020 Global Offering. Merrill Lynch International is obligated to return such Class A Shares to Huang River on or before the sixth business day following the earlier of (i) the last day on which the underwriters’ Overallotment Option in the June 2020 Global Offering may be exercised and (ii) the day on which the Overallotment Option is exercised in full.

The foregoing description of the June 2020 Lock-Up Undertakings does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the June 2020 Lock-Up Undertakings. A copy of the June 2020 Lock-Up Undertakings is filed as Exhibit 10 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
10	Deed of Lock-Up Undertakings dated June 4, 2020 from Huang River to the joint sponsors named therein.

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board and Executive Director
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Executive Director
Jacobus Petrus (Koos) Bekker	Republic of South Africa	Non-Executive Director
Charles St Leger Searle	Republic of South Africa	Non-Executive Director
Li Dong Sheng	People’s Republic of China	Independent Non-Executive Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Independent Non-Executive Director
Ke Yang	People’s Republic of China	Independent Non-Executive Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
David A M Wallerstein	United States of America	Chief eXploration Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director
Executive officers:
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2020

Tencent Holdings Limited
By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

Huang River Investment Limited
By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory